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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 12)

THE ARISTOTLE CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

040 448201

(Cusip Number)

Steven B. Lapin

96 Cummings Point Road

Stamford, CT 06902 (203) 358-8000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 14, 2001

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section or the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 040 448201

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1. NAMES OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Geneve Corporation

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                                                              (a) [ ]

                                                                                                              (b) [ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS*

     WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

     PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE

NUMBER                               7. SOLE VOTING POWER

OF SHARES                             964,596 SHARES

BENEFICIALLY

OWNED BY EACH               8. SHARED VOTING POWER

REPORTING                                         0 SHARES (See Item 5)

PERSON WITH

                                                 9. SOLE DISPOSITIVE POWER

                                                     964,596 SHARES

                                               10. SHARED DISPOSITIVE POWER

                                                                  0 SHARES (See Item 5)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

964,596 SHARES

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

       CERTAIN SHARES*

                                                                                        [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       50.99%

14. TYPE OF REPORTING PERSON*

       CO

*SEE INSTRUCTIONS

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Item 1. Security and Issuer.

The undersigned hereby supplements and amends the Schedule 13D, dated January 9, 1998 (the "Statement"), filed in connection with the Common Stock, par value $.01 per share ("Common Stock"), of The Aristotle Corporation, a Delaware corporation (the "Company"), as follows (reference is made to the Statement for previously reported facts):

Item 4. Purpose of Transaction.

Item 4 of the Statement is hereby amended to add the following:

"Discussions were recently held between representatives of the Company and Geneve concerning the possible formulation of a transaction pursuant to which the Company would acquire a large operating subsidiary of Geneve. It is anticipated that discussions will continue."

Item 5. Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended in its entirety to read as follows:

"Geneve is the beneficial owner of and has the power to vote and dispose of 964,596 shares of Common Stock which constitute 50.99% of the outstanding Common Stock of the Company, as of the date of the information most recently available to Geneve. As noted in Item 2 hereof, Mr. Edward Netter may be deemed to be the controlling person of Geneve.

On January 2, 1998, Geneve acquired from the Company 489,131 shares of Series E Preferred Stock at $4.60 per share. On that same date, Geneve acquired from the Company 30,000 shares of Common Stock at $4.50 per share.

On August 6, 1999, Geneve acquired 23,608 shares of Series F Preferred Stock at $10.00 per share in a private transaction. Each share of Series F Preferred Stock is convertible into 1.6666667 shares of Common Stock.

On January 3, 2000, Geneve acquired 4,053 shares of Series G Preferred Stock and 29,148 shares of Series H Preferred Stock at $10.00 per share in private transactions. Each share of Series G Preferred Stock and Series H Preferred Stock is convertible into 1.6666667 shares of Common Stock.

On February 9, 2000, Geneve converted (i) $330,000 stated value of Series E Preferred Stock into a promissory note of the Company payable to the order of Geneve in the principal amount of $330,000, and (ii) $1,920,000 stated value of Series E Preferred Stock into 489,131 shares of Common Stock. In addition, Geneve converted (a) 23,608 shares of Series F Preferred Stock into 39,347 shares of Common Stock, (b) 4,053 shares of Series G Preferred Stock into 6,755 shares of Common Stock and (c) 29,148 shares of Series H Preferred Stock into 48,580 shares of Common Stock.

On April 6, 2000, Geneve acquired 10 shares of Series F Preferred Stock, 1,205 shares of Series G Preferred Stock and 1,205 shares of Series H Preferred Stock at $10.00 per share in a private transaction; on that same date, Geneve converted such shares into an aggregate of 4,033 shares of Common Stock.

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On April 18, 2000, Geneve acquired 4,616 shares of Series H Preferred Stock at $10.00 per share in a private transaction; on that same date, Geneve converted such shares into an aggregate of 7,693 shares of Common Stock.

On May 5, 2000, Geneve acquired 10 shares of Series F Preferred Stock, 1,205 shares of Series G Preferred Stock and 1,205 shares of Series H Preferred Stock at $10.00 per share in a private transaction; on that same date, Geneve converted such shares into an aggregate of 4,033 shares of Common Stock.

On May 17, 2000, Geneve acquired an option to purchase 19,318 shares of Common Stock, at $5.25 per share, in a private transaction. The consideration for the option, which is exercisable through June 29, 2000, was $.75 per share. Geneve exercised the option on June 7, 2000.

On May 19, 2000, Geneve acquired 3,209 shares of Common Stock at $5.00 per share in a private transaction.

On June 1, 2000, Geneve acquired 4,639 shares of Common Stock at $6.00 per share in a private transaction.

On June 14, 2000, Geneve acquired 6,000 shares of Common Stock at $6.94 per share in the open market.

On June 15, 2000, Geneve acquired 2,806 shares of Common Stock at $6.75 per share in a private transaction.

On June 16, 2000, Geneve acquired 101,100 shares of Common Stock at an aggregate price per share of $6.67. Of such shares, 56,100 were issued by the Company to Geneve in full repayment of the promissory note dated February 9, 2000 referred to above, and 45,000 shares were acquired in the open market.

On June 21, 2000, Geneve acquired 452 shares of Common Stock in the open market at a price per share of $6.48.

Between March 5 and March 21, 2001, Geneve acquired an aggregate of 4,500 shares of Common Stock in the open market at an aggregate per share price of $6.45.

To the best of its knowledge, except as otherwise described in the Statement, neither Geneve nor any of its officers or directors beneficially owns any Common Stock, Series E Preferred Stock, Series F Preferred Stock, Series G Preferred Stock or Series H Preferred Stock. In addition, except as otherwise described in the Statement, neither Geneve nor any of its officers or directors has effected any transaction in the Common Stock, Series E Preferred Stock, Series F Preferred Stock, Series G Preferred Stock or Series H Preferred Stock during the past sixty days."

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Signature

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                                                                             GENEVE CORPORATION

                                                                              By: /s/Steven B. Lapin

                                                                                         Steven B. Lapin

August 14, 2001